55.11.3702.2202
BY EDGAR AND FACSIMILE

Ms. Jean Yu
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: 202.772.9202

December 21, 2006

Gol Linhas Aéreas Inteligentes S.A.
Form 20-F for the year ended December 31, 2005
File No. 1-32221

Dear Ms. Yu:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) has received the comment letter from the Staff dated August 22, 2006 concerning the above-referenced filing on Form 20-F (the “20-F).

On behalf of the Company, we respond to your comments as follows:

STAFF COMMENT 1

We note your response to our prior comment number two. In regards to maintenance reserves, it appears you believe these lease payments should not be accounted for under SFAS 13 because you believe they are executory costs which are excluded from the determination of minimum lease payment and subsequent accounting under SFAS 13. The determination of minimum lease payment in paragraph 5j of SFAS 13, however, is used in evaluating the criteria for classifying leases as operating or capital leases and in specified disclosures in lease footnotes. It does not serve to scope out other lease payments, such as executory costs and contingent rentals, from the recognition requirements of SFAS 13. We believe all nonrefundable payments required under a lease agreement should be accounted for as such under SFAS 13 and other related lease accounting literature. Paragraph 5n of SFAS 13 (as amended by SFAS 29) states that lease payments that depend on a factor directly related to the future use of leased property, such as hours of use, are contingent rentals. Nonrefundable maintenance reserves, which are often termed additional basic rent or supplemental rent in lease agreements, vary based on usage of the aircraft. Therefore, it appears that they are, or are similar to, contingent rentals. Paragraph 15 of SFAS 13 states that rentals on operating leases shall be charged to expense over the lease term as it becomes payable. Therefore, we believe you should charge nonrefundable maintenance reserves payments to expenses as they become payable.

Finally, you state that you plan to recognize any excess maintenance reserves retained by the lessor as additional rental expense when it is determined to be probable that the funds would be retained by the lessor. To the extent such excess reserves were to exist, this accounting model would result in recognition of an unrealizable asset during the term of your leases. We do not believe this model is appropriate or supported by GAAP.

We continue to believe you should amend your Form 20-F and restate your financial statements to account for all nonrefundable maintenance reserve payments as expenses in the period in which hours or cycles are flown.

RESPONSE TO COMMENT 1

Aircraft Fleet and Certain Lease Terms

At December 31, 2005, the Company’s fleet consisted of 42 Boeing 737 Aircraft – eight 737-800’s, twenty-two 737-700’s, and twelve 737-300’s. At September 30, 2006, the fleet had increased to 54 aircraft. All of the aircraft are currently subject to operating leases with relatively short lease terms of two to eight years and a renewal option. There are no bargain purchase or bargain renewal options in the leases and the SFAS 13 lease terms are identical with the contractual base lease terms (lease terms excluding renewals).

Attached as Schedule A is a summary of the Company’s aircraft leasing transactions with respect to the Company’s fleet in the period from 2003 through 2005, including maintenance reserves paid and applied to maintenance events.

Under all of the Company’s aircraft lease agreements, the Company is legally and contractually responsible for the maintenance and repair of the leased aircraft throughout the lease term, including routine and non-routine daily maintenance, and so-called “heavy maintenance”, such as overhauls of engines, APUs and landing gear and airframe heavy maintenance checks.

Additionally, all but two of the Company’s aircraft lease agreements as of December 31, 2005 include provisions requiring the Company to make deposits1 to the lessors to financially protect the lessor in the event the Company does not properly conduct heavy maintenance of the aircraft, e.g., in the event of a bankruptcy or the return of the aircraft in need of heavy maintenance. These reserves are calculated based on a performance measure, such as flight hours or cycles, and are contractually required to be reimbursed to the Company upon the completion of certain future maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse the Company for the maintenance costs incurred by the Company, the lessor is contractually required to reimburse the Company for the maintenance. However, at any specific point, the reimbursements are limited to the then available deposits associated with the specific maintenance event for which the Company is requesting reimbursement and the aircraft lessors are not in any way financially obligated beyond such amount to the lessee or maintenance providers or responsible to the lessee for quality, timing or completeness of maintenance activities.

The Company’s maintenance deposits, when originally established, were based on anticipated maintenance costs. There was no expectation that any balances in these deposit accounts would remain after each maintenance cycle. The deposits were required by the lessors in light of the Company’s relative newness and lack of credit history.

During 2006, the Company negotiated amendments to some of its lease agreements with various lessors, due to the decrease in the Company’s credit risk, resulting in the refund of deposits relating to 25 aircraft. The negotiated amendments related solely to the maintenance deposits and had no impact on the other terms of the leases. The refunds occurred in form of the reduction or elimination of deposits, with the deposit being replaced by a third party letter of credit, which may be drawn on to fund maintenance costs relating to required maintenance incurred but not paid for by the Company. During 2006, approximately R$66 million of maintenance reserves have been refunded to the Company in exchange for letters of credit. No other provisions of the lease agreements were changed.

Gol’s Accounting for Maintenance Deposits

Aircraft maintenance and repairs consist of routine and non-routine daily maintenance and heavy maintenance. Routine and non-routine daily maintenance is performed either by Company employees or by contractors and is expensed as incurred. The maintenance deposits discussed hereinafer are not established to cover the costs associated with routine and non-routine daily

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1 These deposits are generally referred to as “maintenance reserves” or “supplemental rent” in the lease agreements. However, as further developed in this letter, they are deposits in purpose and economic substance because the lessor is required to reimburse the deposits to the Company upon the completion of maintenance activities the Company (lessee) is contractually required to perform.

maintenance, but rather to cover the costs associated with heavy maintenance related to overhauls of engines, APUs and landing gear and airframe heavy maintenance activities. At December 31, 2005, all of these maintenance activities were performed by outside maintenance providers selected and contracted by the Company. During 2006, aircraft maintenance was internalized in the Company’s newly constructed aircraft maintenance center. When heavy maintenance occurs in the Company’s maintenance center, it gets reimbursed by the lessor from the maintenance deposits in the amount of the fair value of the maintenance services rendered. The refunds of the Company’s deposits are not expected to vary due to this change. This fair value is based on international industry valuation for maintenance, based on published tables plus the Company’s man-hour cost. Although the landing gear overhauls and airframe heavy maintenance activities generally occur at specific points in the lives of the landing gear and airframe, the engines and APUs are “on condition” maintenance programs, meaning that the engines and APUs are pulled for overhaul when monitoring shows that repair is recommended. During the period of repair, the airframe, engines, APUs or landing gears are taken out of service for a period of time.

As explained above, the Company’s aircraft lease agreements include provisions requiring it to pay reserves into deposit accounts maintained by the lessors to use for certain heavy maintenance activities in order to protect the lessor in the event the Company does not have sufficient cash resources to maintain the aircraft. These reserves are specifically to be used to reimburse the Company for certain expenditures incurred in connection with maintenance of the leased aircraft. In negotiating the terms of the lease, the Company focused on making the deposit amounts sufficient to cover the “normal” payments that would be made for the maintenance as opposed to unusual expenditures that may be encountered in connection with the heavy maintenance activities. There was never an intent to utilize these deposits to provide additional rental to the lessors. If extraordinary items were found in performing the maintenance, the Company’s negotiations anticipated those would be paid from operating cash, over and above the maintenance reserves. If there are sufficient funds on deposit to pay the invoices submitted for the normal reimbursable maintenance, they are paid. However, if amounts on deposit are insufficient to cover the invoices, the Company must pay the shortfall because the Company is legally and contractually responsible for maintaining the leased aircraft. The maintenance reserves paid under the Company’s lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, the Company maintains the right to select any third-party maintenance provider, or perform the maintenance in-house.

The Company’s accounting policy for its owned and leased aircraft is to expense the costs of maintenance activities as incurred. Consistent with this accounting policy, the Company believes that if the maintenance deposits are probable of recovery, the appropriate accounting treatment is to record these payments as a deposit on the balance sheet (versus as contingent rentals) and then recognize maintenance expense when the underlying maintenance is performed, for the following reasons:

  The lessor is contractually required to return the deposits to the Company (the lessee) upon the Company’s performance of contractually required activities. As a result, the Company views these payments as deposits and not contingent rentals as contemplated in Statement of Financial Accounting Standard No. 13, Accounting for Leases.

  The payments clearly relate to maintenance of the aircraft, an executory cost under Statement 13. See “Further Discussion” below.

  The payments do not transfer either the obligation to maintain the aircraft or the cost or quality risk associated with the maintenance activities to the aircraft lessor. The Company contractually continues to have full responsibility for the aircraft maintenance and bears all the risks associated with the cost and quality of such maintenance.

  The Company, not the lessor, selects the maintenance service provider, or can choose to perform the maintenance internally.

  The lease rates under the Company’s operating leases that do not require maintenance deposits are comparable to the rates in leases requiring deposits, further supporting the conclusion that the deposits are not rentals.

Due to the facts described above, the Company believes the maintenance deposits should be recorded as an asset at the time paid to the lessor so long as they are probable of recovery.

Furthermore, because the Company expects the maintenance deposits to be utilized for maintenance activities, and therefore not be available to be retained by the lessor at the end of the FAS 13 lease term, the Company does not believe the provisions in the lease regarding the ultimate disposition of any potential excess funds at the end of the lease term impact its maintenance accounting policy. The Company believes the maintenance deposits represent a valid asset so long as it concludes it is probable such maintenance deposits will be utilized to fund future maintenance events during the FAS 13 lease term.

Further Discussion

The Company believes there are two ways of viewing the maintenance reserve payments, depending on whether one believes they are executory costs, as that term is used in Statement of Financial Accounting Standards No. 13, Accounting for Leases. However, both views result in the same accounting treatment of the maintenance reserve payments, as discussed below:

View A: Because (i) the maintenance reserve payments are contractually related to maintenance of the leased aircraft, and (ii) paragraph 5.j. of Statement 13 specifically excludes executory costs such as maintenance from the determination of minimum lease payments, these payments are not included in periodic rental expense, but rather are executory costs and are accounted for in accordance with the Company’s maintenance accounting policy because the deposits are remitted when the lessee incurs maintenance cost (complies with the lease) they are costs incurred by the lessee.

View B: In EITF Consensus 01-8, Determining Whether an Arrangement Contains a Lease, the Task Force concluded “that substantial services provided by the lessor (for example, significant operating services) are not executory costs within the scope of Statement 13” and that in such circumstances, [the] “Other elements of the arrangement not within the scope of Statement 13 shall be accounted for in accordance with other applicable generally accepted accounting principles.” This view would apply if the maintenance reserve payments were not deemed executory costs.

Under both views, the end result is that the maintenance reserve payments should be accounted for in accordance with the Company’s maintenance accounting policy. This conclusion is consistent with the view of the Accounting Standards Executive Committee of the AICPA (AcSEC), which, in connection with the update of the current AICPA Industry Audit Guide, Audits of Airlines (the Audit Guide)2, concluded that “it is unclear whether payments related to planned major maintenance activities are considered executory costs as that term is used in FASB Statement No. 13… However, AcSEC believes even if such payments were not considered executory costs, they would still not meet the definition of minimum lease payments in FASB Statement No. 13. As a result, these provisions require close analysis to determine if they relate to maintenance and, therefore, should be accounted for as maintenance in accordance with the risk transfer criteria discussed below, rather than as rental expense.”

The current Audit Guide provides four acceptable methods of accounting for heavy maintenance activities by an airline3. As noted above, the Company’s accounting policy for its owned and leased aircraft is to expense the costs of maintenance activities as incurred (one of the four acceptable methods). In applying this policy to payments made to other parties, the Company believes that maintenance expense should only be recognized when the maintenance activities occur or if all cost risk associated with the maintenance activities has been transferred to the

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2 The Audit Guide is currently being updated by a task force established by the AICPA to address numerous matters that have arisen in the airline industry since the original issuance of the Audit Guide. The task force is comprised of representatives of the airline industry and the Big Four public accounting firms. Conclusions referenced herein have been approved by AcSEC, were deliberated in the presence of a senior FASB Staff member, and were reflected in the draft of the updated Audit Guide submitted to the Office of the Chief Accountant for review in June 2006.

3 In September 2006, the Financial Accounting Standards Board issued a FASB Staff Position, Accounting for Planned Major Maintenance Activities, which prohibits the use of the accrue-in-advance method to account for planned major maintenance activities. The guidance in the FASB Staff Position is effective for the first fiscal year beginning after December 15, 2006, with early adoption permitted.

other party, consistent with its maintenance accounting policy. In general, in the airline industry, this transfer of cost risk occurs only in certain power-by-the-hour agreements with outside maintenance providers, under which payments are made to the maintenance provider based on a fixed rate, and the maintenance provider is fully and contractually responsible for providing the maintenance without any further adjustments to the payments made by the airline. The Company does not have any such power-by-the-hour agreements with its maintenance providers or lessors.

In accounting for maintenance arrangements with third parties, the updated Audit Guide calls for a deposit or prepaid expense method to be used, with expense recorded only when the actual maintenance event occurs if a maintenance arrangement does not meet the cost risk transfer criteria. The Company’s current accounting policy is consistent with this approach, which the Company understands the Staff of the Office of the Chief Accountant did not object to in its review of the applicable chapter of the updated Audit Guide.

Based on the above, the Company believes its accounting for maintenance deposits is appropriate and in accordance with U.S. generally accepted accounting principles.

The Company will revise and enhance its disclosure of its policy for accounting for prepaid aircraft and engine maintenance in future filings, beginning with the Form 20-F for the year ending December 31, 2006. The Company’s accounting policy footnote will include the following:

“The Company accounts for maintenance activities under the direct expense method. Under this method, maintenance and repair costs for owned and leased aircraft, including major overhaul maintenance costs, are charged to operating expenses as incurred. Maintenance reserves paid to aircraft lessors in advance of the performance of major maintenance activities are recorded as prepaid maintenance, and then recognized as maintenance expense when the underlying maintenance is performed.”

Additionally, the Company will expand the discussion of its accounting for maintenance and repair costs, including its accounting for maintenance reserves, in Critical Accounting Policies within Operating and Financial Review and Prospects, beginning with the Form 20-F for the year ending December 31, 2006:

“Aircraft maintenance and repair costs. Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Under the terms of our aircraft lease agreements, we, as lessee, are responsible for maintenance of the leased aircraft. However, under the terms of certain of those lease agreements, we pay maintenance reserves to the aircraft lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for our maintenance costs, such funds are returned to us.

The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider or to perform such services in-house. Therefore, we record these amounts as a deposit on our balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Deposits totaled R$360.5 million as of December 31, 2005. Any excess amounts retained by the lessor upon the expiration of the lease, which is not expected, would be recognized as additional expense at the time we determine it is no longer probable that such amounts will be returned to us.”

STAFF COMMENT 2

We note your response to our prior comment number two and we reissue that comment. Please provide us with a detailed schedule that rolls forward your maintenance reserves by aircraft for each of the years in the three years ended December 31, 2005. Please include all aircraft leased under long-term leases since your inception that required maintenance reserves or any other payments (other than fixed, upfront, refundable security deposits) for which you deferred expense recognition. Please organize the schedule by lessor and include the following: aircraft serial number, date of original lease, name and description of payment for which you deferred expense recognition, amounts deferred by period, amount expensed by period directly related to maintenance performed, any other amounts expensed by period not directly related to maintenance performed (along with notation describing the nature of such changes), and period end balances. Please also provide a summary schedule that reconciles the amounts expensed by period and the period end balances from the roll forward to the amounts reported in your consolidated financial statements.

RESPONSE TO COMMENT 2

In response to this comment we refer to the table enclosed hereto as Schedule A, which provides for a detailed schedule of maintenance reserves relating to aircraft operated as of and in the three years ended December 31, 2005. Confidential treatment for the information contained in Schedule A will be requested.

STAFF COMMENT 3

In your Form 20-F and earnings release furnished on Form 6-K, you emphasize your purported low cost leadership. Your 2005 Form 20-F states you are the lowest cost provider of passenger air transportation in South America and one of the lowest cost airlines in the world. Your July 20, 2006 earnings release states low costs drive your industry-leading profitability, market cost leadership is key to your virtuous cycle, and you will drive growth in the future in part by maintaining high levels of profitability. From you August 10, 2006, response letter we note you have deferred expense recognition on R$386 million of operating lease payments as of December 31, 2005, and you have recognized R$0 of such payments as expense in the three-year period ending December 31, 2005. In this regard, it appears that your purported low cost leadership is due, in part, to the timing of recognition of these payments. When these payments are ultimately recognized as expense in prior or future periods, your costs will be significantly higher than you purport them to have been or to be, respectively. Given these facts, your emphasis of purported low cost leadership may be misleading to investors. Please revise future disclosures of your operating costs to prominently emphasize that your purported low costs are due , in part, to your accounting for such lease payments, disclose the amount of lease payments not expensed, and describe the expected impact of recognition of such amounts on your costs and profitability.

RESPONSE TO COMMENT 3

The amount of maintenance expenses for an aircraft is to a large extent a function of the age of the aircraft. The Company has a consistent and continuing strategy of operating a young fleet. It does recognize in its public filings that if the average age of its fleet increases, its maintenance expenses will increase as well. See, e.g., in Item 5—Operating Results—Operating Expenses in the Company’s Form 20-F for the year ended December 31, 2005 (the “20-F”), which states that:

“Our maintenance, material and repair expenses consist of light and scheduled heavy maintenance of our aircraft. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. Our aircraft requires a low level of maintenance because the average age of the aircraft in our fleet at December 31, 2005 was 8.7 years. We also currently incur lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. If the age of our fleet increases and our warranties expire, our maintenance expenses under U.S. GAAP will increase. For an explanation of the treatment of maintenance and repair expenses under U.S. GAAP, see Note 2 to our consolidated financial statements. We have maintenance reserve accounts denominated in U.S. dollars to cover a portion of its future maintenance costs.”

The Company’s strategy to maintain a young aircraft fleet is disclosed in the 20-F in Item 4B—Business Overview—Aircraft, which states that:

“We have placed firm purchase orders with The Boeing Company for 67 737-800 Next Generation aircraft and we have options to purchase an additional 34 737-800 Next Generation aircraft. Currently, we have 11 firm purchase orders for aircraft deliveries scheduled in 2006, 13 in 2007, 10 in 2008, 11 in 2009, 8 in 2010 and 14 after 2010. With these firm purchase orders and purchase options, we expect to further reduce its financing costs. In addition, by purchasing aircraft, we expect to be able to maintain our young fleet of aircraft going forward, increase fuel and operating efficiency and reduce maintenance costs.”

Accordingly, the Company believes that its disclosure with respect to its current and future maintenance costs is appropriate, given its strategy and the fact that it believes that maintenance expenses will not grow in the manner suggested by the Staff’s comment.

STAFF COMMENT 4

We note your continued disclosure of EBITDAR. Pursuant to your May 29, 2006 response letter, please reconfirm that you will eliminate presentation of this measure in all future filings, including earnings releases furnished on Form 6-K.

RESPONSE TO COMMENT 4

We stated in our response dated May 29, 2006 that the Company will eliminate the presentation of EBITDA as a non U.S. GAAP measure in its future filings, including its registration statements on Forms F-3 as filed with the Commission on May 17, 2006. The Company does not believe that it is obligated to eliminate presentation of EBITDAR as a non U.S. GAAP measure in its forms 6-K furnished with the Commission.

According to the Commissions “Final Rule: Conditions for Use of Non-GAAP Financial Measures” dated March 28, 2003 (the “Final Rule”), the Company has to comply with the requirements of Regulation G, i.e., it cannot present misleading non U.S. GAAP disclosure and is required to reconcile any non-U.S. GAAP measure to the most directly comparable U.S. GAAP measure. In our view, the Company’s Forms 6-K and earnings releases are in compliance with both of these requirements.

According to the Final Rule, Form 20-F under the U.S. Securities Exchange Act of 1934 is amended to incorporate Item 10 of Regulation S-K to make foreign private issuers subject to the same requirements as domestic issuers with respect to the use of non-GAAP financial measures in filings with the Commission of Form 20-F. However, the Final Rules states that:

“Item 10 of Regulation S-K will not apply to materials submitted to the Commission on Form 6-K. However, if the information in the Form 6-K is incorporated by reference into a registration statement, prospectus or annual report, Item 10 of Regulation S-K would then apply to that information”. See footnote 39 to the Final Rule.

The Company will not incorporate into any Form F-3 any press releases that are furnished pursuant to Form 6-Ks and which contain non U.S. GAAP measures, and thus will be in compliance with the Final Rule. Please note that the Company incorporated in the Forms F-3 filed on May 17, 2006 its Form 6-K containing merely the U.S. GAAP financial statements, furnished on a Form 6-K different from the Form 6-K which contains the earnings release. This is the procedure recommended by the Staff in its “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003, Question 29.

The Company asks us to convey its acknowledgement that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 55.11.3702.2202 or Mr. Richard F. Lark of the Company at 55.11.3169.6226.

/s/ Andrew B. Jánszky

cc: Richard F. Lark – Gol Linhas Aéreas Inteligentes S.A.
cc: Tobias Stirnberg – Shearman & Sterling LLP

SHEARMAN & STERLING LLP

Schedule A

The table has been submitted as paper copy under Rule 83.

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CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES